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FEB 27 2009
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SECUI 09056881 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35259

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 AND ENDING 12/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E-W Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

139 E. Las Tunas Dr.
(No. and Street)

San Gabriel	CA	91776
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN A PONG 626-285-0606
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DNW & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9550 Flair Dr. #307	El Monte	CA	91731
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Pong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E-W Investments, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

OWNER/PRESIDENT

Title

Notary Public

CHU YING HEI
Commission # 1777497
Notary Public - California
Los Angeles County
My Comm. Expires Nov 30, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DNW AND ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS
9550 FLAIR DR. SUITE 307
EL MONTE, CA 91731

Eric Wu, CPA

Tel: 626-452-1149
Fax: 626-452-1156

Independent Auditors' Report

To the Stockholder of
E-W Investments, Inc.
San Gabriel, California

We have audited the accompanying statement of financial condition of E-W Investments, Inc. as of December 31, 2008, and the related statement of operation, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E-W Investments, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information present thereof is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dnw & Associates

DNW & ASSOCIATES, INC.
El Monte, California
Feb 24, 2009

DNW AND ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS
9550 FLAIR DR. SUITE 307
EL MONTE, CA 91731

Tel: 626-452-1149
Fax: 626-452-1156

Eric Wu, CPA

To the Stockholder
E-W Investments, Inc.
San Gabriel, California

In planning and performing our audit of the financial statements and supplemental schedule of E-W Investments, Inc. (the "Company"), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities, tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a- 13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Dnw & Associates

DNW & ASSOCIATES, INC.
El Monte, California
Feb 24, 2009

E-W INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

Assets		**2008**
Current Assets		
Cash and equivalents	$	102,134
Deposits held at clearing broker		35,000
Receivable from clearing brokers		3,469
Marketable securities, at fair value		34,716
Prepaid income tax		768
Total current assets		176,087
Property and equipment, net		6,289
Deposits		4,046
Deferred tax assets		14,000
Total assets	$	200,422

Liabilities and Stockholders' Equity		
Current liabilities		
Payroll and payroll taxes payable	$	2,380
Accrued expenses		3,864
Total current liabilities		6,244
Stockholders' equity		
Common stock, par value $1.00, 800,000 shares issued and outstanding		10,000
Additional paid-in capital		134,000
Retained earnings (deficit)		50,178
Total stockholders' equity		194,178
Total liabilities and stockholders' equity	$	200,422

See accompanying notes to the financial statements

E-W INVESTMENTS, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
DECEMBER 31, 2008

	Common Stock				
	Shares	Amount	Additional Paid-in Capital	Retained earnings (Deficit)	Total
Balance, December 31, 2007	10,000	$ 10,000	$ 134,000	$ 106,267	$ 250,267
Net Income (loss)	-	-	-	(56,089)	(56,089)
Balance, December 31, 2008	10,000	$ 10,000	$ 134,000	$ 50,178	$ 194,178

See accompanying notes to the financial statements

E-W INVESTMENTS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

		2007
Revenues:		
Securities commissions and fees	$	138,347
Investment advisory fees		19,317
Interest and dividend		8,252
Net gain on sale of marketable securities		18,832
Net unrealized gain (loss) on marketable securities		(53,265)
Miscellaneous revenue		11,579
Total revenue		143,062
Expense:		
Advertising		3,804
Commission and brokerage fee		95,373
Depreciation & amortization		1,193
Entertainment & meal		14,558
Insurance		4,798
Legal & professional		10,258
Regulatory fee		5,537
General office expense		6,217
Repair and maintenance		1,184
Rent		22,874
Salaries & wages		44,460
Payroll tax expenses		4,871
Utilities		1,832
Telephone		1,896
Total expenses		218,855
Income (loss) from operation		(75,793)
Other income (expense):		
Gain on disposal of asset		11,480
Income (loss) before income taxes		(64,313)
Income taxes benefit (expense):		
Current state franchise tax		(800)
Deferred taxes benefit		9,024
Total income taxes benfit		8,224
Net income (loss)	$	(56,089)

See accompanying notes to the financial statements

E-W INVESTMENTS, INC.
STATEMENT OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2008

		2008
Operating activities		
Net income (loss)	$	(56,089)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization		1,193
Gain on disposal of asset		(11,480)
Deferred tax		(9,024)
Change in working capital components:		
Receivable from clearing brokers		10,222
Payroll taxes payable		(98)
Prepaid income taxes		(2,059)
Short-term investments		74,061
Accrued expenses		(7,500)
Net cash used by operating activities		(774)
Investing activities		
Proceed from disposal of fixed asset		11,480
Net cash used in investing activities		11,480
Decrease in cash and equivalents		10,706
Cash and equivalents at 1/1/08		91,428
Cash and equivalents at 12/31/08	$	102,134
Supplementary Information:		
Cash paid for interest	$	256
Cash paid for income taxes	$	1,568

See accompanying notes to the financial statements

E-W INVESTMENTS, INC.
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2008

Note 1 - Nature of Operations

E-W Investments, Inc. (the "Company) was incorporated on December 5, 1985 in the state of California. The Company is an independent retail broker-dealer offering various financial services and is a member firm of the National Association of securities Dealers ("NASD"). Currently, the Company uses the services of third-party broker-dealers to carry its clients' cash and margin accounts on a fully disclosed basis.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, Which require management to make assumptions and estimates that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates and the differences could have a material impact on the financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Deposits Held at Clearing Brokers

The Company has interest-bearing reserve deposits with certain clearing brokers. These clearing brokers require deposits of all introducing brokers with whom they transact business.

Marketable Securities, at Fair Value

Marketable securities consist of equity securities, which are classified as trading in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Accordingly, such securities are presented as current assets and carried at their estimated fair values in the accompanying financial statements with unrealized gains and losses included in earnings. Fair value was determined based on quoted market prices. Specific identification has been used to determine cost for each security.

Note 2 – Summary of Significant Accounting Policies (Continued)

Security Transactions

Customers' security transactions are recorded on a settlement date basis, with related commission revenues and expenses recorded on a trade date basis.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is determined by use of the straight-line method. Useful lives of property and equipment are as follows:

Automobile	5 years
Furniture and fixtures	7 years
Office equipment	5 to 7 years
Leasehold improvements	5 to 40 years

Property and equipment as of December 31, 2008 are as follows:

Leasehold improvement	$ 84,340
Office equipment	45,165
Furniture and fixture	14,240
	143,745
Accumulated depreciation	(137,456)
Property and Equipment, net	$ 6,289

Maintenance and repair costs are expensed as incurred. Depreciation expense was $1,193 for the year ended December 31, 2008.

Impairment of Long-Lived Assets

SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," requires that long-lived assets, such as property and equipment, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to undiscounted future net cash flows the asset is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the amount by which the carrying amount of the asset exceeds its fair market value. Estimates of expected future cash flows represent management's best estimate based on currently available information and reasonable and supportable assumptions. Any impairment recognized in accordance with SFAS 144 is

Note 2 – Summary of Significant Accounting Policies (Continued)

permanent and may not be restored. The Company has not recognized any impairment of long-lived assets in accordance with SFAS 144.

Income Taxes

The liability method of accounting for income taxes requires the recognition of deferred tax liabilities and assets for expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. Management provides a valuation allowance for deferred tax assets when it is more likely than not that all or a portion of such assets will not be recoverable based on future operations

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, "Fair Value Measurements" (SFAS No. 157). This statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. SFAS No.157 is effective for fiscal years beginning after November 15, 2007. We do not expect the adoption of this statement to have a material effect on our results of operations or financial position.

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109" (FIN 48), which changes the threshold for recognizing the benefit of an uncertain tax position, prescribes a method for measuring the tax benefit to be recorded and requires incremental quantitative and qualitative disclosures about uncertain tax positions. Under FIN 48, a tax position that meets a more likely than not recognition threshold, based solely on the technical merits of the position, will be recognized in the consolidated financial statements. The tax position will be measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement. Additionally, FIN 48 requires a tabular presentation of potential tax benefits unrecognized at the beginning and end of the year that includes a listing of the significant changes during the year. The guidance has been deferred for nonpublic entities in FIN 48-2, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." The impact of adoption will generally be recorded as a cumulative effect of a change in accounting principle against the retained earning balance as of the adoption date. However, to the extent the adoption of FIN 48 results in a revaluation of uncertain tax positions for which a valuation allowance has already been established, the cumulative effect will be recorded as an adjustment to deferred taxes. Management has not yet determined the effect, if any, that the adoption of FIN 48 will have on the Company's financial condition, results of operations or cash flows.

NOTE 3 – Marketable Securities, at Fair Value

Marketable securities include equity securities at fair value. The Company recorded a net realized gain of $18,832 from the sale of various trading securities.

The Company recorded a net unrealized loss of $53,265 from the holdings of various open positions that it holds as of December 31, 2008.

NOTE 4 – Deferred Income Taxes

Deferred income taxes principally result from net operating loss carryforward and unrealized loss on marketable securities. Included in the balance sheet is deferred tax asset of $14,000. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits or that future deductibility is uncertain. Based on expected future income, the management is anticipated to realize 100% of the total available benefit.

The following summarizes deferred tax benefit:

Available deferred tax benefit relating to NOL	$ 14,000
Valuation allowance	--
Net deferred tax benefit	$ 14,000

NOTE 5 – Related Party Transactions

The Company rents its office facility from its stockholder under the terms of a month-to-month lease. No rent was paid to the stockholder during 2008.

NOTE 6 – Contingencies

In 2004, the Company was named in a claim of arbitration brought before the National Association of Securities Dealers (the "NASD") by a former client (the "claimant"). The claimant asserted violations of the NASD Conduct Rules. Management settled the claim prior to arbitration for $15,000 pursuant to a settlement agreement dated April 2006.

The Company is party to various legal actions in the normal course of its business. The Company is not involved in or threatened by proceedings for which the Company believes, if determined adversely, would have a material adverse effect on the financial position, results of operations or cash flows of the Company.

NOTE 7 – Net Capital Requirement

The Company is a "Fully Disclosed Broker-Dealer". The Company does not carry customer accounts and does not accept customer funds or securities. Instead, it has entered into "clearing agreements" with clearing brokers and has fully disclosed all of its customer accounts to these brokers.

The Company is subjected to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c 3-1), which requires the maintenance of minimum net capital.

The fully phased-in net capital requirement for "fully disclosed" broker-dealers that receive but do not hold customer funds or other securities is $50,000. The rule also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

At December 31, 2008, the Company had net capital of $162,589 and the Company's aggregate indebtedness to net capital ratio was 0.04 to 1.

SUPPLEMENTARY INFORMATION

E-W INVESTMENTS, INC.
SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2008

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission:

Total Stockholders' equity from financial condition	$	194,178
Deduction and charges:		
Non-allowable fixed asset		(6,289)
Non-allowable other assets		(18,814)
Net capital before haircut charges		169,075
Haircut on securities:		
15% on marketable securities		(5,207)
2% on money market funds		(1,279)
Net Capital	$	162,589
Aggregate Indebtedness:		
Accrued expenses	$	3,864
Payroll and payroll taxes payable		2,380
Total aggregate indebtedness	$	6,244
Computation of Basic Net Capital Requirement:		
Minimum net capital required	$	50,000
Net capital		162,589
Excess net capital	$	112,589
Excess net capital at 1000%	$	161,965
Ratio: Aggregate indebtedness to net capital		0.04 to 1

Reconciliation with Company's Computation:

Net Capital as reported in Company's Part II Focus report (unaudited)	$	184,074
Audit adjusting entries:		
Deferred tax		9,024
Receivable from clearing brokers		312
Prepaid state franchise tax		768
Net capital per this audit report	$	194,178